SOMMER & SCHNEIDER LLP
                          595 STEWART AVENUE, SUITE 710
                           GARDEN CITY, NEW YORK 11530
                                  ------------
Herbert H. Sommer                                       Telephone (516) 228-8181
Joel C. Schneider                                       Facsimile (516) 228-8211

                                November 1, 2005


VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission
450 5th Street, N.W.
Washington, DC  20549

         Attn:    Patrick Gilmore, Division of Corporation Finance

         Re:      SiriCOMM, Inc.
                  Form 10-K for the Fiscal Year ended September 30, 2004 Filed January 13, 2005 File No. 0-18399

Ladies and Gentlemen:

         We write this letter on behalf of SiriCOMM, Inc. (the "Company") in response to your Letter of Comment dated October 20, 2005, relating to the Company's above referenced filing. Please note that we are filing herewith amendments to the Company's Form 10-KSB for the year ended September 30, 2004 and the Company's Form 10-QSB's for the quarters ended December 31, 2004, March 31, 2005 and June 30, 2005. Each of these amendments has been amended to reflect the following:

General

1. The Company is, simultaneously herewith, filing an Item 4.02 8-K. The Company considered filing an Item 4.02 8-K with its amended filings but did not believe the restatement was material at that time. It has subsequently reconsidered that position and as a result decided it was necessary to file an Item 4.02 8-K.

2. After further evaluation, the Company has determined that its disclosure controls and procedures were not effective. We have revised our Controls and Procedures sections of our 10-KSB for the year ended September 30, 2004 and Form 10-QSB's for the quarters ended December 31, 2004, March 31, 2005 and June 30, 2005 to revise this section in each filing accordingly.

3. See response to comment 2. We have revised this entire section to state that our controls and procedures are not effective and to explain why they were not effective.

Securities and Exchange Commission
November 1, 2005
Page 2


4. We have revised this section to expressly identify the material weaknesses in our internal controls over financial reporting and any significant deficiency that, when combined with other significant deficiencies is determined to be a material weakness.

         We have carefully reviewed the Staff's comments and have set forth our responses above. We have incorporated such responses, where applicable, in our amendments to Form 10-KSB for the year ended September 30, 2004 and Form 10-QSB's for the quarters ended December 31, 2004, March 31, 2005 and June 30, 2005.

         I welcome a further discussion on any of our points addressed within this response letter. I may be reached at (516) 228-8181, ext. 22.

                                                   Very truly yours,

                                                   /s/ Joel C. Schneider

                                                   Joel C. Schneider

JCS/md
cc:  Hank Hoffman
     J. Richard Iler